Exhibit 99.2

Framework Acquisition Agreement	Strictly Confidential

Framework Acquisition Agreement

On

Shanghai Bweenet Network Technology Co., Ltd.

By and Among

Shanghai Jiayin Finance Technology Co., Ltd.

Tang Chuanfa

Liu Ning

Wang Peiqiong

Zhao Wu

Cui Junying

Framework Acquisition Agreement	Strictly Confidential

Table of Contents

Article	1	Definitions	2
Article	2	Purpose and Legal Status of this Agreement	3
Article	3	Plan for the Transaction	3
Article	4	Conditions Precedent	4
Article	5	Closing	4
Article	6	Representations and Warranties of the Parties	4
Article	7	Confidentiality Obligation	5
Article	8	Liability and Compensation for Breach	5
Article	9	Force Majeure	5
Article	10	Governing Law and Jurisdiction	6
Article	11	Supplementary Provisions	7

Framework Acquisition Agreement	Strictly Confidential

Framework Acquisition Agreement

This Framework Acquisition Agreement (this "Agreement") is signed in Shanghai, the People's Republic of China ("PRC", which, for the purpose of this Agreement only, shall exclude Hong Kong, Macau and Taiwan) by and among the following parties on ____, 2021:

1.

Shanghai Jiayin Finance Technology Co., Ltd., a company limited by shares established and validly existing under the Laws of the PRC, with its unified social credit code of 91310000766460609K, and registered address at Room 2257, Building 5, No. 1630, Yecheng Road, Jiading Industrial Zone, Shanghai (hereinafter referred to as "Jiayin Finance" or "Buyer");

2.	Tang Chuanfa, a Chinese citizen;

3.	Liu Ning, a Chinese citizen;

4.	Wang Peiqiong, a Chinese citizen;

5.	Zhao Wu, a Chinese citizen;

6.	Cui Junying, a Chinese citizen (together with Liu Ning, Wang Peiqiong and Zhao Wu, collectively referred to as the "Sellers");

7.

Shanghai Bweenet Network Technology Co., Ltd., a company limited by shares legally established and validly existing under the Laws of the PRC, with its unified social credit code of 91310107086156603U, and registered address at Room 605, Building 1, No. 958, Zhenbei Road, Putuo District, Shanghai (hereinafter referred to as "Shanghai Bweenet").

Each of the above parties is hereinafter individually referred to as a "Party" and collectively as the "Parties".

WHEREAS:

1.

The Buyer is a company limited by shares legally established and validly existing under the Laws of the PRC, and is a domestic Affiliate of Jiayin Group Inc. (a NASDAQ-listed company, stock code: JFIN).

2.	As of the date hereof, Tang Chuanfa holds 37% of the share capital of Shanghai Bweenet and is the largest shareholder and actual controller of Shanghai

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Framework Acquisition Agreement	Strictly Confidential

Bweenet, and the Sellers together hold 63% of the share capital of Shanghai Bweenet.

3.

Shanghai Bweenet is a company limited by shares legally established and validly existing under the Laws of the PRC, and its shares are listed in the Shanghai Equity Exchange for public transfer. Shanghai Bweenet is mainly engaged in such businesses as internet data center services, and holds a value-added telecommunications business license (No. B1-20202725).

4.

Through negotiation, all the Existing Shareholders of the Target Company agree to the Capital Increase of the Target Company, and the Buyer will subscribe for all of the Target Company’s new capital; after the aforementioned capital increase is completed, the Sellers agree to sell all the shares held by them at that time in the Target Company to the Buyer, and the Buyer agrees to purchase all of these shares.

THEREFORE, the Parties enter into this Agreement through friendly negotiation with respect to the Transaction as follows.

Article 1	Definitions

1.1	For the convenience of expression, unless otherwise stated, the terms used in this Agreement shall have the meaning given in Annex I hereto.

1.2	Interpretation

1.2.1

The whereas clause, annexes and supplementary agreements of/to this Agreement shall constitute an integral part of this Agreement, and shall have the same effect as those clearly stated in the main body of this Agreement. Any reference to this Agreement shall include the supplementary agreements that take effect after being supplemented, modified, changed or revised, and shall include the whereas clause, notes, and annexes.

1.2.2	The titles of the terms and annexes of/to this Agreement are for reference only, and shall not affect or limit the meaning or interpretation of the terms of this Agreement.

1.2.3

If any actions or steps are to be taken within or after a certain period, the calculation base date should not be included in such period. If the last day of such period is not a Business Day, the period should end on the next Business Day.

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1.2.4	For the avoidance of doubt, the term "more than" used herein includes the number itself, and the term "exceed" used herein does not include the number itself.

1.2.5	For the avoidance of doubt, if the mantissa of the total number does not match the mantissa of the sum of the sub-item values in the relevant form of this Agreement, it may be caused by rounding.

Article 2 Purpose and Legal Status of this Agreement

2.1

The purpose of this Agreement is to make an overall agreement on the plan, terms and conditions, rights and obligations and specific arrangements reached by the Parties on the Transaction as of the date hereof, so as to actively promote the implementation of the Transaction.

2.2

The Parties shall, on the basis of the general principles and structure of this Agreement, sign a series of specific Transaction Documents on the Capital Increase, the Share Acquisition and other specific matters. These documents and this Agreement are all within the scope of Transaction Documents. Unless the Parties agree to make amendments or adjustments through consultation, the agreement in the Transaction Documents other than this Agreement shall be consistent with the provisions of this Agreement.

Article 3 Plan for the Transaction

3.1	The Transaction

The Parties understand and agree that the Transaction should consist of the Capital Increase and the Share Acquisition. The specific arrangements are as follows:

3.1.1

The Capital Increase. All the Existing Shareholders of the Target Company agree that, for the Capital Increase of the Target Company, the Buyer will subscribe for all the newly-increased capital of the Target Company and will pay the corresponding Price for the Increased Capital.

3.1.2

The Share Acquisition. After the completion of the Capital Increase, the Sellers agree to transfer all the Sale Shares held by them at that time in the Target Company to the Buyer in accordance with the terms and conditions of this Agreement, and the Buyer agrees to acquire all the Sale Shares in accordance with the terms and conditions of this Agreement and pay the corresponding Price for Acquisition.

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Framework Acquisition Agreement	Strictly Confidential

For the specific arrangement for the Transaction, please refer to Annex II to this Agreement.

3.2	Consideration for the Transaction

3.2.1	As agreed by the Parties, the total Consideration for the Transaction payable by the Buyer includes the Price for the Capital Increase and the Price for Acquisition.

3.2.2	The specific payment arrangements for the Consideration for the Transaction hereunder shall be subject to Annex IX hereto or otherwise agreed by other Parties.

Article 4	Conditions Precedent

4.1

The Buyer’s obligation to pay the Consideration for the Transaction in accordance with the terms and conditions hereof shall be conditional upon the satisfaction of all the conditions listed in Annex III or the Buyer’s prior waiver thereof in writing at his/her own discretion:

Article 5	Closing

5.1

Closing arrangements. Subject to the Parties’ compliance of the terms and conditions hereof, the Buyer shall, within ten (10) Business Days after all the conditions stipulated in Annex III hereto for the Transaction are satisfied (otherwise waived by the Buyer in writing) or other date agreed by the Parties ("Closing Date"), pay the Consideration for the Transaction stipulated in Article 3.2 hereof in accordance with the arrangement in Annex IX.

5.2

Documents to be delivered as at closing. The Covenantors shall, within three (3) Business Days after all the conditions stipulated in Annex III for the Transaction are satisfied (or otherwise waived by the Buyer in writing), delivery a written notice of payment notifying the Buyer that all the conditions precedent have been satisfied, and shall provide simultaneously all the supporting documents to the satisfactory of the Buyer.

Article 6	Representations and Warranties of the Parties

6.1	Each of the Covenantors shall severally and jointly make the representations and warranties specified in Annex V to the Buyer, and shall ensure that all the

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Framework Acquisition Agreement	Strictly Confidential

representations and warranties are true, complete and accurate from the date hereof to the Closing Date.

6.2

The Buyer shall make the representations and warranties specified in Annex VI to the Covenantors, and shall ensure that all the representations and warranties are true, complete and accurate from the date hereof to the Closing Date.

6.3	From the date hereof to the Closing Date, the Covenantors shall separately and jointly make the undertakings specified in Annex VII to the Buyer.

6.4	From the Closing Date, the Covenantors shall severally and jointly make the undertakings specified in Annex VIII to the Buyer.

Article 7	Confidentiality Obligation

7.1

Each Party (the “Receiving Party”) shall keep confidential any proprietary or secret or confidential data and materials received by it that are related to the Target Company and its business or belong to or are disclosed by any other Party (the “Disclosing Party”) to it at any time and the contents related to this Agreement (the “Confidential Information”). Without the written consent of the Disclosing Party, the Receiving Party shall not disclose to any third party or person other than the Parties hereto, the Company, the professional consultants and relevant government departments.

Article 8	Liability and Compensation for Breach

8.1

If any of the Covenantors breaches any of its warranties, promises, covenants or other provisions under this Agreement, or any representation or warranty made by any Party hereunder is untrue, inaccurate, incomplete or misleading, resulting in any expense, liability or loss to the Buyer (including but not limited to the actual losses suffered by the Buyer, or any compensation and indemnity made by it to any third party (including its Affiliates, directors and employees), and any loss of profits that can be proved by evidence that it expects to gain, any interest and attorney’s fees paid or lost, reduction in the value of the Company and all entitlements deprived, collectively, the “Indemnifiable Losses”), the breaching Party or the Party making the misrepresentation shall indemnify the other Parties for all Indemnifiable Losses.

Article 9	Force Majeure

9.1	Any Party’s failure to perform its obligations hereunder in part or in whole due to force majeure without its own fault shall not be deemed as breach of contract, but

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Framework Acquisition Agreement	Strictly Confidential

it shall take all necessary compensatory measures as conditions permit to reduce the losses caused by force majeure.

Article 10	Governing Law and Jurisdiction

10.1	Governing law

The conclusion, validity, interpretation, performance of this Agreement and the annexes hereto and dispute resolution shall be governed by the Laws of the PRC.

10.2	Dispute resolution

10.2.1

Any dispute, controversy or claim arising out of or relating to this Agreement or its interpretation, breach, termination or validity shall be resolved through negotiation. Such negotiation shall take place immediately after any Party in dispute has delivered to the other Party a written request for such negotiation. If, within fifteen (15) days from the date of such notice, the dispute has not been resolved through negotiation, such dispute shall be submitted to arbitration upon the request of the Party that has given a notice to the other Parties.

10.2.2	The dispute shall be submitted to Shanghai International Economic and Trade Arbitration Commission for arbitration in Shanghai in accordance with its arbitration rules:

(1)

The arbitration tribunal shall consist of three (3) arbitrators appointed in accordance with the arbitration rules of Shanghai International Economic and Trade Arbitration Commission, and the language of arbitration shall be Chinese;

(2)	The arbitral award shall be final and binding on both parties to the dispute and shall be enforced in accordance with the terms of the award; and
(3)

The arbitration fee shall be borne by the losing Party or the Party appointed by the arbitration tribunal. If it is necessary for a Party to enforce the arbitral award through any type of action, the breaching Party shall pay all reasonable costs and expenses and attorney’s fees, including but not limited to the costs of any additional action or arbitration arising out of the enforcement of the arbitral award by a Party.

10.2.3	During the period of arbitration in accordance with the provisions hereof, this Agreement shall remain in full force and effect in all respects except

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Framework Acquisition Agreement	Strictly Confidential

for the matters under arbitration. The Parties shall continue to perform their obligations and exercise their rights hereunder except for the obligations related to the matters under arbitration.

Article 11	Miscellaneous

11.1	Effectiveness

11.1.1

This Agreement shall enter into force and be binding upon the signatories as of the date when it is signed or sealed by the Parties and the Buyer has obtained all necessary approvals and authorizations for the Transaction.

11.1.2	Article 7, Article 8, Article 9 and Article 10 hereof shall survive the termination of this Agreement or the dissolution or liquidation of the Target Group.

11.2	Counterpart

This Agreement is made in nine (9) copies, with each Existing Shareholder holding one (1) of them, the Target Company holding one (1) of them and the Buyer holding three (3) of them, and each shall have the same legal effect.

[Followed by signature pages]

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Framework Acquisition Agreement	Strictly Confidential

[This is the signature page of the Framework Acquisition Agreement only.]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its duly authorized representative on the date first above written.

Buyer:

Shanghai Jiayin Finance Technology Co., Ltd.
(Please seal)

(Seal affixed)
Authorized Representative (Signature): (Personal seal of Dinggui Yan affixed)

Signature page

Framework Acquisition Agreement	Strictly Confidential

[This is the signature page of the Framework Acquisition Agreement only.]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its duly authorized representative on the date first above written.

Target Company:

Shanghai Bweenet Network Technology Co., Ltd.
(Please seal)

(Seal affixed)
Authorized Representative (Signature):
/s/ Tang Chuanfa

Signature page

Framework Acquisition Agreement	Strictly Confidential

[This is the signature page of the Framework Acquisition Agreement only.]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its duly authorized representative on the date first above written.

Existing Shareholder of the Target Company:

Tang Chuanfa (Signature):
/s/ Tang Chuanfa

Signature page

Framework Acquisition Agreement	Strictly Confidential

[This is the signature page of the Framework Acquisition Agreement only.]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its duly authorized representative on the date first above written.

Existing Shareholder of the Target Company:

Liu Ning (Signature):
/s/ Liu Ning

Signature page

Framework Acquisition Agreement	Strictly Confidential

[This is the signature page of the Framework Acquisition Agreement only.]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its duly authorized representative on the date first above written.

Existing Shareholder of the Target Company:

Wang Peiqiong (Signature):
/s/ Wang Peiqiong

Signature page

Framework Acquisition Agreement	Strictly Confidential

[This is the signature page of the Framework Acquisition Agreement only.]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its duly authorized representative on the date first above written.

Existing Shareholder of the Target Company:

Zhao Wu (Signature):
/s/ Zhao Wu

Signature page

Framework Acquisition Agreement	Strictly Confidential

[This is the signature page of the Framework Acquisition Agreement only.]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its duly authorized representative on the date first above written.

Existing Shareholder of the Target Company:

Cui Junying (Signature):
/s/ Cui Junying

Signature page

Framework Acquisition Agreement	Strictly Confidential

Annex I Definitions

Target Company/ Company	means	Shanghai Bweenet Network Technology Co., Ltd.
Target Group	means	the Target Company and all or any of the interests or Persons Controlled by the Target Company currently or from time to time in the future, whether directly or indirectly, by equity or by agreement
Existing Shareholder	means	the shareholders recorded in the shareholder register of the Target Company as of the date hereof, including Tang Chuanfa, Liu Ning, Wang Peiqiong, Zhao Wu and Cui Junying
Transaction	means	the Capital Increase, the Share Acquisition, and other transactions contemplated under the Transaction Documents
Transaction Documents	means	this Agreement and other documents set forth herein and delivered in connection with the Transaction
Consideration for the Transaction	means	the entire consideration to be paid by the Buyer for the Transaction, as set forth in Article 3.2 hereof
Capital Increase	means

that the Target Company increases its share capital by RMB86,486,500 in accordance with the terms and conditions of this Agreement, and the Buyer subscribes for the increased share capital of the Target Company in accordance with the terms and conditions of this Agreement, and pays the Price for Capital Increase to the Target Company; the specific arrangements are set forth in Annex II to this Agreement

Price for Capital Increase	means	the entire consideration to be paid by the Buyer to the Target Company for the Capital Increase, as set forth in Article 3.2 hereof.
Sale Shares	means

the 8,513,500 shares of the Target Company to be transferred by the Sellers and to be received by the Buyer after the completion of the Capital Increase, accounting for 8.51% of the total share capital of the Target Company at the time

Share Acquisition	means

that after the completion of the Capital Increase, each Seller shall transfer to the Buyer all the Sale Shares held by it in the Target Company and the Buyer shall receive all the Sale Shares of the Target Company, both in accordance with the terms and conditions of this Agreement, and pays the Price for Acquisition to the Sellers; the specific arrangements are set forth in Annex II to this Agreement

Annex I

Framework Acquisition Agreement	Strictly Confidential

Acquisition Scope	means	all assets, rights and interests to be acquired by the Buyer in the Share Acquisition, as set forth in Annex II hereto.
Price for Acquisition	means	the entire consideration to be paid by the Buyer to the Sellers for the Transaction, as set forth in Article 3.2 hereof.
Transition Period	means	the period from the date hereof to the Closing Date
U.S. SEC	means	the U. S. Securities and Exchange Commission
NASDAQ	means	the National Association of Securities Dealers Automated Quotation
SEE	means	the Shanghai Equity Exchange
Directors, Supervisors & Officers	means	a collective term for directors, supervisors and officers
Covenantors	means

all Existing Shareholders and the Target Group; for the avoidance of doubt, if the closing has taken place under the Transaction, the Target Group, one of the Covenantors, shall not be held jointly and severally liable in any form for the obligations, compensation and liabilities of the Existing Shareholders of the Company

Entity/Person	means	individuals, partnerships, corporations, limited liability companies, joint stock companies, associations, trusts, cooperative organizations, unincorporated organizations, or other legal entities.
Control	means

in relation to a relationship between two or more Persons, the power, whether actually exercised or not, directly, indirectly or as a trustee or executor, to direct or cause others to direct the business, affairs, management or decisions of a Person, whether by owning shares, stock rights, voting rights or securities with voting rights, or as a trustee or executor, or whether by contract, agreement, trust arrangement or otherwise, including but not limited to (i) owning, directly or indirectly, thirty (30%) or more of the issued shares or stock rights of the Person, (ii) owning, directly or indirectly, thirty (30%) or more of the voting rights of the Person, (iii) having the power, directly or indirectly, to appoint a majority of the members of the board of directors or similar management bodies of the Person; or (iv) Controlling or influencing by other means the business decisions of the Person. The terms “Controlled” and “Jointly Control” have the meanings correlative to the foregoing.

Annex I

Framework Acquisition Agreement	Strictly Confidential

Affiliate	means

for the purposes of this Agreement, the Affiliate of any person or Entity includes any company, partnership, joint venture or other Entity or natural person that Controls or is Controlled by or is under Joint Control with such person/Entity; the “Affiliate” of any natural person also includes the close relatives of such natural person, including spouse, parents, grandparents, maternal grandparents, siblings and their spouses, children and their spouses, grandchildren and their spouses, and maternal grandchildren and their spouses. However, neither the Buyer nor its Affiliates shall be deemed for the purposes of this Agreement to be Affiliate of the Target Group or any Existing Shareholders of the Company

Encumbrance	means

any mortgage, pledge or lien (including but not limited to priority of taxes, right of rescission and right of subrogation), leases, licenses, options, restrictions, right of first refusal, pre-emption right, debt burden, preferential routing, any third party rights or interests, restrictive undertakings, conditions or restrictions of any kind (including but not limited to any restrictions on the use, vote, transfer, proceeds or other exercise of any interest in ownership) or security interest of any kind, or any form of arrangement which has similar effects and is subject to the rights of third parties

Liability	means

all debts, liabilities and obligations, whether cumulative or fixed, absolute or contingent, due or undue, determined or undetermined, including but not limited to debts, liabilities and obligations arising under any law, demand or governmental order and under any contract, agreement, promise or undertaking

Tax	means

any and all taxes and fees payable, including but not limited to any value-added tax, income tax, business tax, stamp duty, deed tax or other applicable tax levied, collected or apportioned, or fees levied by a government authority

Annex I

Framework Acquisition Agreement	Strictly Confidential

Material Adverse Effect	means

(i) the entry into insolvency, liquidation, winding up, restructuring or debt restructuring, sale of material assets of any Target Group, (ii) the loss of any significant permit, qualification or license required by any Target Group to carry out its business activities, or (iii) any circumstance, change or effect involving any Target Group that individually, collectively, directly or indirectly (A) has or is reasonably expected to have a material adverse effect on the existence, business, assets, intellectual property, Liabilities (including but not limited to  contingent liabilities), financial condition, operating results, operating prospects or financial condition of any Target Group; or (B) has or is reasonably expected to have a material adverse effect on the qualification, license or ability of any Target Group to carry on its current business; or (C) has or is reasonably expected to have a material adverse effect on the validity, binding force or performance of the Transaction Documents.

Material Contract	means

all contracts, agreements, memorandums, letters of intent or other legal documents which are material to the existence, development, finances or operations of any Target Group, or which constitute a material limitation to any Target Group, or whose absence would have a Material Adverse Effect on the existence, development, financial condition or operations of any Target Group, whether or not entered into in the ordinary course of business, including but not limited to: (i) any contracts whose contract amount exceeds RMB1 million or whose contract term is more than 1 year; (ii) contracts relating to intellectual property or material assets of the Target Group, including but not limited to contracts for the transfer, sale, licensing, purchase or disposal of intellectual property or material assets of the Target Group, or contracts signed with a third party on authorization, transfer, licensing, sublicensing, commissioned development, cooperative research and development, technical services of the research and development products, etc.; (iii) contracts containing exclusivity, non-competition or confidentiality clauses affecting the assets or business operations of the Target Group, including but not limited to contracts that limit or aim to limit the ability of any Target Group to compete in any industry or with any Person or in any region or over any period of time; (iv) contracts with the top ten partners, suppliers, agents or customers of any Target Group; (v) contracts involving the share sale, share acquisition, investment, financing, joint ventures, mergers and acquisitions, restructuring, voting arrangements, profit sharing or transfer of Control of the Target Group, or any contracts for the acquisition, merger or sale (including the sale of part of an interest) of the Target Group’s business or fixed assets; (vi) contracts for the Target Group to borrow any money, or contracts to impose an encumbrance on the equity, assets or intellectual property of any Target Group; (vii) contracts with government departments, affiliates, insiders, competitors, regulatory bodies or industry bodies; (viii) contracts relating to any related party transaction; (ix) contracts containing an expression of a change of Control or the existence of any rights or obligations arising from the proposed transaction as a result of any Transaction Document, including but not limited to contracts involving changes, transfers or leases of the Target Group’s equity or principal assets with the consent of or prior notice to third parties (including but not limited to shareholders, banks, other creditors, or licensors under any license agreements, governments or other regulatory authorities); (x) contracts that are likely to have a material impact on transactions under the Transaction Documents; (xi) contracts and agreements which would reasonably be considered not to have been entered into on fair terms; and (xii) all contracts not entered into in the ordinary course of business.

Annex I

Framework Acquisition Agreement	Strictly Confidential

Law of PRC	means	the current laws, regulations, rules or normative documents of PRC, including their modification, amendment, supplement, interpretation or re-formulation from time to time

Annex I

Framework Acquisition Agreement	Strictly Confidential

Business Day	means	legal working hours other than statutory holidays in the PRC
U.S.	means	United States of America
RMB	means	Chinese Yuan

Annex I

Framework Acquisition Agreement	Strictly Confidential

Annex II Specific Arrangements for the Transaction

I. Specific Steps for the Transaction

For the purpose of the Transaction, each of the Covenantors agrees and promises to complete the Transaction within one (1) month from the date hereof in accordance with the following steps and arrangements.

1	Make internal approvals and authorizations

Shanghai Bweenet holds a general meeting of shareholders, at which all Existing Shareholders agree to the following matters and make resolutions of shareholders’ meeting with content and format satisfactory to the Buyer:

(a)

It is agreed to increase the share capital of the Company by RMB86,486,500, and the Buyer shall subscribe for all such increased share capital at the consideration of RMB86,486,500. After the Capital Increase, the shareholders and shareholding structure of the Target Company are shown in the table below:

S/N	Shareholder	Capital Contribution (RMB10,000)	Shareholding Ratio
1.	Shanghai Jiayin Finance Technology Co., Ltd.	8,648.65	86.49%
2.	Tang Chuanfa	500.00	5.00%
3.	Liu Ning	270.27	2.70%
4.	Wang Peiqiong	270.27	2.70%
5.	Zhao Wu	270.27	2.70%
6.	Cui Junying	40.54	0.41%
Total		10,000.00	100%

(b)

Upon completion of the Capital Increase, it is agreed that shareholders Liu Ning, Wang Peiqiong, Zhao Wu and Cui Junying shall transfer their equity shares accounting for 2.70%, 2.70%, 2.70% and 0.41%, respectively, of the Target Company at the prices of RMB2,702,700, RMB2,702,700, RMB2,702,700 and RMB405,400, respectively, to Jiayin Finance. After the equity transfer, the shareholders and shareholding situation of the Target Company are shown in the table below:

Annex II

Framework Acquisition Agreement	Strictly Confidential

S/N	Shareholder	Capital Contribution (RMB10,000)	Shareholding Ratio
1.	Shanghai Jiayin Finance Technology Co., Ltd.	9,500.00	95.00%
2.	Tang Chuanfa	500.00	5.00%
Total		10,000.00	100%

(c)	It is agreed that directors, supervisors and officers of the Company shall make changes in accordance with the provisions of the Framework Acquisition Agreement;

(d)

All Existing Shareholders of the Company agree to waive their right of first refusal, pre-emption right, co-sale right, repurchase right, liquidation preference right and other rights that may affect such transactions in respect of the Capital Increase and equity transfer;

(e)

It is agreed that the Company shall sign relevant Transaction Documents relating to the Capital Increase and equity transfer, including but not limited to the Framework Acquisition Agreement, Capital Increase Agreement, Share Transfer Agreement, amendment to the Articles of Association, new register of shareholders, etc.;

(f)	It is agreed that the Company shall complete information disclosure concerning the Capital Increase and equity transfer at Shanghai Equity Exchange; and

(g)

It is agreed to authorize the board of directors of the Company to be responsible for the Capital Increase, equity transfer, personnel change and other relevant matters and to sign relevant documents, including but not limited to the industrial and commercial registration/filing of changes, procedures of the competent department of communications, procedures of Shanghai Equity Exchange, etc.

2	Execution of the Transaction Documents

Shanghai Bweenet shall, together with all Existing Shareholders and the Buyer, sign the Framework Acquisition Agreement, the Capital Increase Agreement, the Share Transfer Agreement, amendment to the Articles of Association, new register of shareholders and other Transaction Documents regarding the Capital Increase and equity transfer.

Annex II

Framework Acquisition Agreement	Strictly Confidential

3	Gomplete the procedures related to the Transaction

Shanghai Bweenet shall, and each of the Covenantors shall cause Shanghai Bweenet to, complete the procedures for industrial and commercial registration of changes, procedures of the competent department of communications, procedures of SEE corresponding to the Capital Increase, share acquisition, personnel change and other relevant matters within the term agreed herein.

II. Acquisition Scope

The Parties understand and agree that the Acquisition Scope shall be all assets, rights and interests to be acquired by the Buyer under the Share Acquisition, including but not limited to:

1	the Sale Shares of Shanghai Bweenet held by the Sellers;

2

permissions, approvals, authorizations, replies, concessions and licenses relating to each Target Group and its business (whether the original or its true, accurate and complete copies and photocopies written in words or stored in a computer), including but not limited to the value-added telecommunications business operating license issued by the Communications Authority to the Target Company;

3

all business records, financial and accounting records and vouchers relating to each Target Group and its businesses and to the Acquisition Scope described in this article, documents related to the affairs of administrative organs, documents and seals relating to banking transactions, documents related to litigation and arbitration cases, operational systems, operational records, operational data, servers and other relevant documents, contracts, records, data, logs, manuals and materials (whether the original or its true, accurate and complete copies and photocopies written in words or stored in a computer), and all rights and interests thereon;

4

Warranties, claims, rights of compensation, rights of set-off, creditor’s rights, rights of litigation, interests derived from enforcement and other similar rights against third parties relating to or arising out of the Target Group and its businesses and the Acquisition Scope described in this article, excluding any debt or liability in connection with each Target Group and its business arising on or before the Closing Date or for reasons on or before the Closing Date.

III. Waiver of Preferential Rights

The Existing Shareholders acknowledge and agree that all Existing Shareholders shall waive the right of first refusal, pre-emption right, co-sale right, repurchase right,

Annex II

Framework Acquisition Agreement	Strictly Confidential

liquidation preference right and any other right (if any) that may affect the Transaction in respect of any shares, assets or interest in connection with the Transaction.

IV. Liability Assumption

The Parties understand and acknowledge that all liabilities or obligations (if any) related to the following events shall be assumed by each of the Covenantors.

1

Liability for compensation caused by any matters relating to listing on SEE and transaction, business operation, contract, guarantee, litigation and arbitration, or financing of any of the Covenantors on or before the Closing Date, and indemnity, loss and penalty to be borne under applicable laws and regulations or binding agreements, etc.;

2

All debts or liabilities (whether at any time raised or incurred) arising out of or in connection with the following: (a) on or before the Closing Date, any of the Covenantors employs or has the services rendered by any person, or terminates its employment with or the services rendered by any person; (b) indemnity or compensation claimed by any employee against the Target Company in respect of matters on or before the Closing Date (such as failure to sign the labor contract with the employee in accordance with the law, failure to pay the agreed compensation under confidentiality and non-competition agreement, and failure to pay the social insurance and housing fund); and (c) disputes caused by matters relating to the employee welfare plan and employee equity incentive of any of the Covenantors on or before the Closing Date.

V. Tax

1

The Sellers, as the transferor of the shares of a natural person, shall, and any of the Covenantors shall cause the Sellers to, complete the declaration and tax payment procedures (if any) of its individual income tax in connection with the Transaction with the competent tax authorities prior to the Closing Date, and provide the Buyer with a tax payment certificate showing that it has paid the taxes (if any) in full in respect of such matters.

2

In the event that any Seller fails to comply with the applicable Laws of the PRC or the requirements of the competent tax authorities in respect of the Transaction to declare tax (if any) and to pay taxes in full, any late fee, penalty or any other liability arising therefrom shall be borne by such Seller. The Buyer shall have the right (but not the obligation) to: (i) deduct directly from the Price for Acquisition to be paid to any Seller the corresponding amount of any tax, late fee, penalty or any other liability that is payable but has not been paid and pay on its behalf, and/or

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(ii) pursue liability for breach of contract and claim indemnity from relevant Party in accordance with Article 8 and Annex XIII hereto.

VI. Procedures

The Parties agree that, if for the purpose of facilitating the smooth completion of the Transaction, it is necessary to go through the procedures for industrial and commercial registration/filing of changes, such as change of registered capital, change of shareholders, change of articles of association and change of personnel, for matters hereunder, to disclose information to and complete other procedures at SEE, and to obtain internal approval and authorization of any Person, each of the Covenantors shall have the obligation to complete such registration, filing, information disclosure, approval and authorization procedures, and other Parties shall provide active cooperation.

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Annex III	Conditions Precedent

1

Condition precedent. The Buyer’s fulfillment of its obligation to pay the Consideration for the Transaction in accordance with the terms and conditions agreed herein shall be conditional upon the satisfaction of all the following conditions or the Buyer’s prior waiver thereof in writing at his/her own discretion:

1.1

Buyer’s approval and authorization of/on the Transaction. The Buyer’s internal decision-making authority has approved the signing and performance of Transaction Documents and the implementation of the Transaction;

1.2

Covenantors’ approval and authorization of/on the Transaction. Each of the Covenantors has obtained all internal approvals and authorizations and third-party permits required for the signing and performance of the Transaction Documents and the implementation of the Transaction, which are satisfactory to the Buyer;

1.3

Due execution and delivery of the Transaction Documents. Each of the Covenantors has duly executed and delivered this Agreement and all other Transaction Documents to the Buyer, including but not limited to this Agreement, resolutions of the general meeting, Articles of Association (and amendments thereof), the new register of shareholders, etc.;

1.4

Completion of industrial and commercial registration of change. Each of the Covenantors has applied to the competent authorities for industry and commerce for the registration of changes in registered capital, the registration of changes in shareholders, and the record of changes in the articles of association with respect to the Capital Increase, the Share Acquisition, personnel changes and other related matters stipulated in Annex II hereto, and has obtained the change/record-filing notice and renewed business license issued by the competent authorities for industry and commerce.

1.5

Completion of the formalities with the SEE. Each of the Covenantors has fulfilled the relevant information disclosure obligations to the SEE in accordance with the relevant applicable regulatory requirements of the SEE with respect to the matters such as the Capital Increase and the Share Acquisition as stipulated in Annex II hereto;

1.6

Completion of filing with the competent communications authorities. Each of the Covenantors has urged the Target Company to complete all the change procedures with respect to the matters related to the Transaction, such as filling of information in integrated management information system in the telecommunications business market, etc., in accordance with the Administrative Measures for the Licensing of Telecommunications Business, the Guidelines for Licensing Change Application and Filling for Telecommunications Business and other relevant applicable laws and regulations regarding matters related to the Transaction;

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1.7

Completion of materials transfer of the Target Group. Each of the Covenantors has, as agreed in Annex IV hereto, completed the transfer of materials of the Target Group and has provided relevant supporting documents as required by the Buyer.

1.8

Buyer’s completion of due diligence investigation. The Buyer has completed due diligence investigation on the business, legal and financial aspects of the Target Group, and is satisfied with the results of the investigation, and the Covenantors’ any rectification as requested by the Buyer has been completed in a manner satisfactory to the Buyer;

1.9	Certificate of satisfaction of payment terms. Each of the Covenantors has issued to the Buyer a written confirmation letter confirming that all the conditions have been met for the Transaction;
1.10

Representations and warranties. All representations and warranties made by the Covenantors hereunder are true and correct on the date hereof, and the above representations and warranties on the Closing Date must also have the same authenticity and correctness as if they were made on the Closing Date;

1.11

Compliance with this Agreement. All the Covenantors have performed or complied with the undertakings, obligations and agreements under the Transaction Documents that they should perform or abide by on or before the Closing Date, without any act or omission which may violate such undertakings, obligations and agreements.

1.12

No legal restrictions. As of the Closing Date, there are no Laws of the PRC, or judgment, ruling, order or ban made by the courts, arbitration institutions, or U.S. SEC, stock exchanges, or relevant Chinese and U.S. government authorities that restrict, prohibit or cancel the Transaction, and no pending or potential litigation, arbitration, judgment, ruling, order or ban that has or will have a Material Adverse Effect on the Transaction, the signing and performance of the Transaction Documents by the Covenantors will not result in a violation of the previous agreements binding upon them; and

1.13

No Material Adverse Effect. From the date hereof (inclusive) to the Closing Date, there are no events, facts, conditions, changes or other circumstances that have had or are reasonably predicted to have Material Adverse Effect on the assets, financial structure, Liabilities, technology, profitability prospect and ordinary operation of the Target Group;

2

The Parties understand and agree that if any of the conditions above agreed are waived in writing by the Buyer, or the Buyer chooses to perform the obligation to pay the Consideration for the Transaction in advance before making any written waiver of any unsatisfied conditions prior to the Closing Date, it shall only be deemed as the Buyer’s waiver of the unsatisfied conditions in terms of the time limit for satisfying the conditions, rather than the substantive waiver; that is, the Buyer only agrees that the time limit for satisfying the unsatisfied conditions will

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be extended, but those unsatisfied conditions shall be automatically transferred to the undertakings items under Annex VIII hereto, and the Covenantors shall continue to satisfy and complete them within the time limit otherwise agreed in writing by the Buyer.

Annex III

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Annex IV	Materials Transfer of the Target Group

Annex IV

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Annex V	Representations and Warranties of the Covenantors

Annex V

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Annex VI	Representations and Warranties of the Buyer

Annex VII

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Annex VII	Undertakings of the Covenantors from the date hereof to the Closing Date

From the date hereof to the Closing Date, each of the Covenantors shall jointly and severally make the following undertakings to the Buyer:

1

Each of the Covenantors shall ensure that the Target Group shall continue to conduct its business legally on the basis, model, principles and methods of its original business and commerce and shall continue to maintain the integrity of its business organization, maintain its relationships with third parties and governmental authorities, maintain all permits, approvals, authorizations, approvals, licenses and permits related to its business operations to remain valid during the validity period, if any, and retain its current officers and employees, and maintain the status of all assets and properties owned or used by the Target Group (except for normal wear and tear).

2

During the normal working hours of the Target Group, the Covenantors shall provide the Buyer and its representatives with information about the Target Group reasonably required by them, including but not limited to all accounts, records, contracts, technical data, personnel data, management status and other documents about the Target Group to the attorneys, accountants and other representatives appointed by the Buyer. Each of the Covenantors agrees that the Buyer has the right to conduct a prudential review on the Target Group' finance, assets and operating conditions at any time before the Closing Date. In addition, for a breach of this Agreement by any of the Covenantors that has occurred or is expected to occur, the Covenantors shall notify the Buyer in writing of the foregoing breach of contract as soon as possible.

3

The Target Group shall promptly inform the Buyer in writing of the following matters, and discuss with the Buyer on the impact of the foregoing matters on the Target Group, so as to ensure that the Target Group will operate stably in a reasonable manner:

3.1	Changes in the Target Group’ equity structure, financial status, assets, Liabilities, business, prospects or operations that have or may have any Material Adverse Effect on the Target Group;

3.2	Conclusion of agreements including irregular terms (including, but not limited to long-term and harsh terms) and any agreement, proposal or intention regarding the foregoing matters; and

3.3	Progress of approval of/registration by the government departments (if applicable).

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4

From the date hereof to the Closing Date, the Covenantors shall and shall cause its Affiliates and consultants as well as their respective directors, officers and representatives to (1) handle in concert with the Buyer and its Affiliates matters in relation to the Transaction on an exclusive basis; (ii) not carry out any other Transactions that are similar to the Transaction or conflict with the Transaction proposed in Transaction Documents (any of the aforesaid Transactions is hereinafter referred to as the “Third-party Transaction”); (iii) immediately terminate any discussions or negotiations with any person in relation to any Third-party Transaction, and thereafter will not carry out discussions or negotiations with any person in relation to the same, and will not provide any person with any information on any Third-party Transaction; and (iv) not encourage the making of any inquiry or advice in relation to any possible Third-party Transaction, or the taking of any other actions to facilitate such inquiry or advice. The Covenantors shall promptly notify the Buyer if it obtains any inquiry about any possible Third-party Transaction from any other party.

5

Unless with prior written consent of the Buyer, the Covenantors shall cause the Target Group not to do, and the Target Group shall not perform the following actions (except for the actions related to the Transaction):

5.1	Increase, decrease, distribute, issue, acquire, repay, transfer, pledge or redeem any registered capital or equity;

5.2

By way of amendment of their articles of association or reorganization, combination, sale of share capital, merger or sale of assets or otherwise, take any action which may result in the dilution of the equity interests of the Target Group held by the Buyer after the Closing;

5.3	Sell, lease, transfer, authorize or transfer any assets;

5.4	Assume or incur any liabilities, responsibilities, obligations or expenses;

5.5	Make capital expenditures;

5.6	Create any security real right or encumbrance on any asset;

5.7	Declare, pay or distribute any dividends;

5.8	Reach any transaction with the affiliates;

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5.9	Conduct acquisition or become a party to any acquisition;

5.10	Establish any subsidiary or acquire any equity or other interest in any other entity;

5.11	Unless expressly stipulated in this Agreement, formulate or approve any Target Group’s employee equity incentive plan, or distribute options to employees or make undertakings to distribute options; or

5.11	Agree or promise to take any of the above actions, including but not limited to signing letter of investment intent, undertakings letter and consent letter.

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Annex VIII Undertakings of Covenantors as of the Closing Date

As of the Closing Date, each of the Covenantors shall jointly and severally make the undertakings to the Buyer as follows:

1

The Covenantors shall ensure that the Target Group shall continue to conduct its business legally on the basis, model, principles and methods of its original business and commerce and shall continue to maintain the integrity of its business organization, maintain its relationships with third parties and governmental authorities, maintain all permits, approvals, authorizations, approvals, licenses and permits related to its business operations to remain valid during the validity period, if any, and retain its current officers and employees, and maintain the status of all assets and properties owned or used by the Target Group (except for normal wear and tear);

2	At the request of the Buyer, each Target Group shall deliver the following documents related to the Target Group to the Buyer:

2.1

Within ninety (90) days after the end of each accounting year, submit to the Buyer the annual consolidated audit report and annual consolidated business report issued by an accounting firm recognized by the Buyer in accordance with applicable accounting standards;

2.2

Within thirty (30) days after the end of each accounting quarter of the first three quarters, provide the Buyer with the unaudited consolidated quarterly financial statements and quarterly business report prepared according to the applicable accounting standards;

2.3

Within thirty (30) days after the end of each accounting month, submit unaudited consolidated monthly financial statements, monthly business reports and bank statements prepared in accordance with applicable accounting standards to the Buyer;

2.4	Within forty-five (45) days before the end of each accounting year, submit the Target Group's operation plan, financial forecast and investment plan for the next year to the Buyer;

2.5	Within fifteen (15) days after the end of each accounting month or other period agreed by the Buyer, submit monthly or other periodic operating data to the Buyer;

2.6	Other information, statistical data, Transaction and financial data which shareholders shall be entitled to know in accordance with laws and regulations;

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2.7	Other information or materials directly related to the business operation of the Target Group based on shareholders' right to know as reasonably required by the Buyer.

3

At the request of the Buyer, the Buyer shall be allowed to reasonably inspect each Target Group’s property, real estate, financial account books and operating records during working hours, and be able to copy and abstract these documents, and to discuss the business, finances and conditions of the Target Group with the management of the Target Group and to interview the Target Group's consultants, employees, independent accountants and attorneys on matters relating to the operations of the Target Group.

4

Each Target Group’s affairs and decisions concerning finance, law, business, etc. shall be subject to the corresponding internal approval process in accordance with the Buyer’s management system, but Tang Chuanfa may arrange relevant financial cashiers in the Target Group.

5

Each of the Covenantors shall incorporate and include its Affiliates and other rights, entities, and businesses that may compete with a Target Group's business into the Target Group in accordance with this Agreement, so as to avoid the existence of other Persons Controlled by the Covenantors that are in competition with the business operated by Shanghai Bweenet or other competition in the same industry, and the specific manner and arrangements for inclusion in the Target Group shall be separately agreed by the Buyer. Any of the Covenantors will not commit the following actions on its own or in concert with others:

5.1

Engage in, operate or invest, directly or indirectly, in a business that competes or is likely to compete, directly or indirectly, with the business of the Target Group, whether it acts as a shareholder, director, employee, partner, agent, consultant or other persons, whether by way of equity, debt, contract or others, in the PRC and in the regions where the Target Group is or was engaged in business;

5.2

Lobby, induce or attempt to lobby or induce any person, enterprise, company or organization that acts or always acts as a client, customer, prospective client, supplier, representative, business contact or agent of the Target Group, or that has deals with the Target Group;

5.3

Hire, lobby, induce or attempt to hire, lobby or induce any person that acts or remains as any senior officer, manager, consultant or employee of the Target Group, regardless of whether such person breaches the contract due to resignation; and

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5.4

In connection with any business or Target Group, use the logos or other similar marks used by any Target Group or names and/or other terms used as the name of any Target Group under its Control or as the name of any of its systems, products or similar terms, and such use is able to or likely to create confusion with the name of any Target Group or its business or other products or systems, and shall use all efforts to ensure that the person, enterprise or company associated with such party shall not use said name.

6

Tang Chuanfa shall continue to contribute all his personal working time, energy, skills and efforts to the Target Group’s business development to work for the Target Group, protect the interests of the Target Group, and shall not recruit any existing employees of the Target Group to engage in any business that is irrelevant to the Target Group’s business or is in competition with the Target Group’s business. On the date hereof, the Existing Shareholders shall incorporate the interests and entities held by them that are in competition with the business of the Target Group into the Target Group system by way of equity, asset or business transfer or in other ways permitted by law. Without the prior written consent of the Buyer, the Existing Shareholders shall not directly or indirectly own, manage, engage in, operate, consult, provide services to, participate in or engage in, commission or cooperate with others in a business that competes with the business of the Target Group.

7

The Board of Directors of the Target Company shall have five (5) directors, of which Tang Chuanfa appoints two (2) directors, and Jiayin Finance appoints three (3) directors. The chairman and legal representative shall be responsible for the daily operation and management of the Target Company, and report to and be responsible to Jiayin Finance. Supervisors shall be appointed by Jiayin Finance.

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Annex IX Payment Arrangement for Consideration for the Transaction

1	Price for Capital Increase

The Parties understand and agree that the Price for Capital Increase should be paid in accordance with the following arrangements:

Target Company/ Payee	Amount of newly subscribed capital	Buyer/ payer	Price for Capital Increase
Shanghai Bweenet	RMB86,486,500	Jiayin Finance	RMB86,486,500

The Price for Capital Increase shall be contributed by Jiayin Finance in two instalments. Among them, the first instalment of capital contribution is RMB50 million, which shall be paid upon satisfaction of the conditions that: (i) at the expiration of three (3) days after the date hereof, and (ii) the Covenantors have handed over all the Qualification Certificates, Seals and Finance and Taxation Materials specified under Annex IV to Jiayin Finance. The remaining balance of the Price for Capital Increase shall be paid by Jiayin Finance upon issuance of payment notice by the chairman of Shanghai Bweenet and subject to Jiayin Finance’s discretion as to the actual situation of the Target Group’s business operation and the assessment of the reasonable arrangements for funds.

2	Price for Acquisition

The Parties understand and agree that the Price for Acquisition shall be paid in accordance with the following arrangements:

Seller/ Payee	Sale Shares	Buyer/ Payer	Price for Acquisition (RMB)
Liu Ning	2,702,700 Shanghai Bweenet shares, accounting for 2.70% of the total share capital of Shanghai Bweenet at that time	Jiayin Finance	2,702,700
Wang Peiqiong	2,702,700 Shanghai Bweenet shares, accounting for 2.70% of the total share capital of Shanghai Bweenet at that time		2,702,700
Zhao Wu	2,702,700 Shanghai Bweenet shares, accounting for 2.70% of the total share capital of Shanghai Bweenet at that time		2,702,700
Cui Junying	405,400 Shanghai Bweenet shares, accounting for 0.41% of the total share capital of Shanghai Bweenet at that time		405,400

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Total	8,513,500

Annex IX

Framework Acquisition Agreement	Strictly Confidential

Annex X Basic Information and Capital Structure of the Covenantors

Annex X

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Annex XI Notification Information

Annex XI

Framework Acquisition Agreement	Strictly Confidential

Annex XII Confidentiality Obligation

Annex XII

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Annex XIII Liability and Compensation for Breach

1	General liability for breach

If any of the Covenantors breaches any of its warranties, promises, covenants or other provisions under this Agreement, or any representation or warranty made by any Party hereunder is untrue, inaccurate, incomplete or misleading, resulting in any expense, liability or loss to the Buyer (including but not limited to the actual losses suffered by the Buyer, or any compensation and indemnity made by it to any third party (including its Affiliates, directors and employees), and any loss of profits that can be proved by evidence that it expects to gain, any interest and attorney’s fees paid or lost, diminution in the value of the company and all entitlements deprived, collectively, the “Indemnifiable Losses”), the breaching Party or the Party making the misrepresentation shall indemnify the other Parties for all Indemnifiable Losses.

2	Specific liability for breach

Each of the Covenantors jointly and severally agrees to indemnify, defend and hold harmless the Buyer, and the Buyer’s Affiliates, directors, partners, shareholders, employees, agents and representatives , from and against any Indemnifiable Losses suffered, sustained or incurred by the Buyer directly or indirectly in connection with or as a result of the following matters or against such Persons and/or their Affiliates, directors, partners, shareholders, employees, agents and representatives (collectively, the "Indemnified Persons"):

2.1	Any of the Covenantors violates any representation or guarantee made under this Agreement, or the representation or guarantee is untrue, inaccurate, incomplete or misleading;

2.2	Any of the Covenantors fails to perform any undertaking, agreement or obligation under this Agreement;

2.3

As a result of the Transaction, the Indemnified Persons assumes any obligation of tax declaration or tax payment under the Laws of the PRC, or other tax-related obligations, responsibilities or penalties (including, but not limited to, any liability, obligation or penalty arising from the failure of the Covenantors to declare and pay any tax in connection with the Transaction in accordance with the Laws of the PRC) or suffer from any fine or other additional costs;

2.4	Any loans, debts, liabilities, guarantees and other contingent liabilities of the Target Group arising or derived on or before the Closing Date, or any

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debts, liabilities and responsibilities arising from non-daily business operations of the Target Group occurring after the Closing Date due to events incurred on or before the Closing Date;

2.5	Any contract signed by the Target Group on or before the Closing Date causes the Target Group to bear any liabilities, losses or additional expenses due to the Transaction;

2.6	The related transactions that the Target Group participates in damage the interests of the Target Group in the form of benefit transmission or other forms;

2.7	Any of the Covenantors fails to fulfill the undertakings on service period, non-competition and non-solicitation as stipulated in Article 5 and Article 6 of Annex VIII hereto;

2.8

The following actions of any Target Group before the Closing Date: (i) any violation of Laws of the PRC, anti-corruption laws or other applicable laws and regulations, SEE regulatory requirements or any approvals (failure to obtain any approval, filing, authorization, qualification and license required for the business, or failure to timely handle the relevant change approval, registration or filing procedures, or operation of illegal and irregular business, etc.); (ii) any dispute or controversy incurred or any claim filed by existing or former shareholders of the Target Group in relation to the equity of the Target Group held or previously held by him/her, or any dispute or controversy incurred or any claim filed by a third party in relation to the options or other incentive equities of Target Group’s employees; (iii) breach of any contracts and agreements to which it is a party or by which it is bound; (iv) infringement of the rights and interests of any third party (including but not limited to intellectual property rights, trade secrets or personal private information); (v) any third party’s infringement upon the Target Group's intellectual property rights or the Target Group’s failure to properly protect its intellectual property rights (including but not limited to failure to register the corresponding intellectual property rights on file in the name of the Target Group); (vi) failure to declare, pay in full, withhold or legally pay any due taxes that should be declared, paid or withheld on its behalf under the Laws of the PRC (including but not limited to income tax, value-added tax, cultural construction fees), social insurance and housing fund (including but not limited to any fines, surcharges, penalties and interest related to taxes, social insurance and housing fund); (vii) any prepayments, other prepayments, other prepaid expenses or other financial data that are false or unfair due to the non-entirely true, accurate and complete bookkeeping

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of the Target Group, or fees and expenses other than those in this Agreement or the Disclosure Letter (including but not limited to (x) for any prepayments, the Target Group has not received reasonably matching products or services that should be provided by the Affiliates as agreed in the relevant contract, (y) any accounts receivable or fund borrowing claims that the Target Group cannot fully recover, (z) the Target Group fails to fully accrue the costs and expenses to the base date; (viii) regulatory organs’ verification and claim of the damages, liquidated damages or fines, or other circumstances that result in any additional expenses for the Target Group due to irregularities in the course of the Target Group's operations; (ix) any arrears, obligations or liabilities to any Affiliate; or (x) any other acts that cause Material Adverse Effect on the Target Group.

3

For the avoidance of doubt, the Covenantors’ liability for breach of contract for the matters listed in Article 2 of this Annex shall not be affected or waived by the Covenantors’ disclosure to the Buyer, due diligence investigation conducted by the Buyer, or any information known to the Buyer.

4

Each of the Covenantors hereby agrees and undertakes that it shall not pursue the compensation from the Target Group for the compensation claims made by the Indemnified Persons as per this Agreement, and it shall not require the Target Group to make any compensation or indemnity to the Indemnified Persons hereunder.

5

The Parties confirm and agree that if the Indemnified Persons suffers any Indemnifiable Losses (regardless of whether such losses or the third party’s compensation claims occur before or after the Closing Date), unless otherwise agreed herein, the Indemnified Persons have the right to deduct the portion of the Consideration for the Transaction not paid by the Buyer.

6

Even if any of the Covenantors has issued an acknowledgment to show that all conditions hereunder have been fully satisfied (or have been waived in writing by the Buyer) at the time of issuing its written acknowledgment, the Buyer shall still have the right to ask for claims or compensation as per this Agreement in the event of the Covenantors’ breach of the terms hereof.

Annex XIII

Framework Acquisition Agreement	Strictly Confidential

Annex XIV Force Majeure

Annex XIV

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Annex XV Miscellaneous

Annex XV